

Mail Stop 4631

February 1, 2010

Kevan D. Bloomgren
Chief Financial Officer
Media Sciences International, Inc.
8 Allerman Road
Oakland, NJ 07436

   Re: **Media Sciences International, Inc.**
       Form 10-K for Fiscal Year Ended June 30, 2009
       File No. 1-16053

Dear Mr. Bloomgren:

   We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED JUNE 30, 2009

Item 7. Management's Discussion and Analysis, page 27

Critical Accounting Policies and Estimates, page 35
Goodwill and Impairments, page 37

1. We note your response to our prior comment 2. Please expand your future disclosures to address the reasons for your market capitalization being significantly below the carrying value of your total equity and the specific factors

you considered in determining that your stock price is not representative of your fair value.

2.   Please provide us with your proposed revisions to include the items detailed in our prior comment 3.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Item 2. Management's Discussion and Analysis, page 22

3.   We note your response and proposed revisions in response to prior comment 4. If you choose to include your non-GAAP measure of "Cash basis net income/loss" in future filings, please revise your intended disclosure to address the following items:

- Cleary reference each reconciling item you exclude at arriving at the non-GAAP measure so as to allow the readers of your financial statements to reconcile the measure to each applicable GAAP measure in your financial statements. For example, you should clearly disclose which line items from the cash flow statement are included in "Non-cash items."
- Present the comparable GAAP measures with equal or greater prominence in conjunction with your presentation (including the three major categories of the cash flow statement) and state the reasons you believe the non-GAAP measure provides useful information to investors.
- Include a discussion of the pro forma amounts and why you believe the litigation settlement is a non-recurring item.

See Section 10(e) of Regulation S-K and Compliance and Disclosure Interpretations: Non-GAAP Financial Measures dated January 15, 2010 for further guidance. Please tell us your intentions regarding future disclosure.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753, Tricia Armelin at (202) 551-3747, or me at (202) 551-3689 if you have questions regarding our comments.

Sincerely,

John Hartz
Senior Assistant Chief Accountant